Mail Stop 7010

      June 20, 2006

via U.S. mail and facsimile

Mr. Philip G. Weaver
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, Ohio 45840

      Re: Cooper Tire & Rubber Company
  Form 10-K for the year ended December 31, 2005
      Filed March 1, 2006
      File No. 1-4329

Dear Mr. Weaver:

      We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

      If you have any further questions regarding our review of
your
filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

      Sincerely,

      John Cash
      Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

      DIVISION OF
CORPORATION FINANCE